UNITED STATES           ----------------
                             SECURITIES AND EXCHANGE      SEC FILE NUMBER
                                   COMMISSION               001-04773
                             Washington, D.C. 20549       ----------------
                                                          CUSIP NUMBER
                                   FORM 12b-25              024591
                                                          ----------------
                           NOTIFICATION OF LATE FILING

(Check One):
|_|  Form 10-K
|_|  Form 20-F
|_|  Form 11-K
|X|  Form 10-Q
|_|  Form 10-D
|_|  Form N-SAR
|_|  Form N-CSR

For Period Ended: June 30, 2007

|_|  Transition Report on Form 10-K
|_|  Transition Report on Form 20-F
|_|  Transition Report on Form 11-K
|_|  Transition Report on Form 10-Q
|_|  Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________

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                         PART I - REGISTRANT INFORMATION

                             American Biltrite Inc.
            ---------------------------------------------------------
                             Full Name of Registrant


            ---------------------------------------------------------
                            Former Name if Applicable

                                 57 River Street
            ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                         Wellesley Hills, MA 02481-2097
            ---------------------------------------------------------
                            City, State and Zip Code

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

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) |_|

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In June 2007, Congoleum Corporation ("Congoleum"), a majority-owned subsidiary of American Biltrite Inc. (the "Company"), received a comment letter (the "Comment Letter") from the Securities and Exchange Commission (the "SEC") indicating that the SEC had reviewed Congoleum's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and was requesting supplemental information on Congoleum's accounting policies and disclosures related to asbestos liabilities, insurance settlements and related costs. Congoleum filed a voluntary petition with the United States Bankruptcy Court in 2003 seeking relief under Chapter 11 of the United States Bankruptcy Code as a means to resolve claims asserted against it related to the use of asbestos in its products decades ago. Congoleum responded to the Comment Letter on August 1, 2007. The Comment Letter process is not yet complete, and the Company is therefore unable to determine whether, as a result of the Comment Letter process, it will supplement the disclosure included in, or restate or make other changes to the financial statements included in, the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 or the Company's other periodic reports previously filed with the SEC. American Biltrite's consolidated results include Congoleum's results, which Congoleum prepared in accordance with its existing accounting policies, which are consistent with those applied in the prior periods. American Biltrite cannot determine if it will be required to supplement its disclosures or restate or make other changes to its consolidated financial statements as a result of the SEC's review of Congoleum. In order to ensure that the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 (the "Second Quarter 2007 10-Q") is consistent with any changes in accounting policies and disclosure which may be adopted/implemented as a result of the Comment Letter process, the Company intends to delay the filing of the Second Quarter 2007 10-Q until the Comment Letter process is complete.

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

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Howard N. Feist III                 (781)                    237-6655
      -------------------               ----------           ------------------
             (Name)                     (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_|No

      If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      On August 10, 2007, the Company announced that net income for the six months ended June 30, 2007 was $390,000, or $0.11 per share, versus net income of $1,502,000, or $0.43 per share, in the first six months of 2006. The Company attributes this decrease to considerable demand weakness in Congoleum's three major markets, which are remodel, new residential housing, and manufactured homes, and lower net sales volume for the Company's Tape and Canadian divisions, which were also affected by weaker demand from the housing industry. The Comment Letter process is not yet complete, and the Company is therefore unable to determine whether, as a result of the Comment Letter process, it will restate or make other changes to the financial statements included in the Company's periodic reports previously filed with the SEC, which restatements or changes, if any, would likely affect the financial statements that will be included in the Second Quarter 2007 10-Q.

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                              American Biltrite Inc.
            ---------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 15, 2007                         By: /s/ Howard N. Feist III
                                                  ------------------------------
                                                  Name:  Howard N. Feist III
                                                  Title: Chief Financial Officer


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